Filed pursuant to Rule 424(b)(3)

Registration No. 333-179460

PROSPECTUS SUPPLEMENT NO. 37
to Prospectus declared
effective on May 10, 2012
(Registration No. 333-179460)
TWIN CITIES POWER HOLDINGS, LLC

This Prospectus Supplement No. 37 supplements our Prospectus declared effective May 10, 2012, as previously supplemented on May 10, 2012, May 16, 2012, May 25, 2012, May 29, 2012, June 1, 2012, June 14, 2012, June 25, 2012, June 29, 2012, July 10, 2012, August 14, 2012, August 31, 2012, September 20, 2012, October 12, 2012, November 2, 2012, November 14, 2012, December 20, 2012, December 31, 2012, January 8, 2013, March 1, 2013, March 18, 2013, March 29, 2013, April 1, 2013, May 2, 2013, May 15, 2013, May 31, 2013, June 10, 2013, June 17, 2013, June 19, 2013, June 20, 2013, August 14, 2013, August 16, 2013, August 26, 2013, September 11, 2013, November 1, 2013 and November 14, 2013 (the “Prospectus”).

You should read this Prospectus Supplement No. 37 together with the Prospectus.

This Prospectus Supplement No. 37 includes the attached Current Report on Form 8-K of Twin Cities Power Holdings, LLC as filed by us with the Securities and Exchange Commission on December 10, 2013.

The notes can only be purchased by residents of: California, Colorado, Connecticut, Delaware, Florida, Georgia, Illinois, Indiana, Kansas, Michigan, Minnesota, Mississippi, Missouri, New Jersey, New Mexico, New York, Pennsylvania, South Dakota, Texas, Utah, Vermont, and Wisconsin. No offer is made by this prospectus supplement to residents of any other state. See the section of the prospectus, “Notices to Investors of Certain States and Suitability Standards,” for additional details.

The information contained herein, including the information attached hereto, supplements and supersedes, in part, the information contained in the Prospectus.  This Prospectus Supplement No. 37 should be read in conjunction with the Prospectus, and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 37 supersedes the information contained in the Prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement No. 37 is December 10, 2013.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

____________

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported)	December 2, 2013

TWIN CITIES POWER HOLDINGS, LLC
(Exact Name of Registrant as Specified in Charter)

Minnesota	333-179460	27-1658449
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

16233 Kenyon Ave., Suite 210, Lakeville, Minnesota	55044
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code	(952) 241-3103

n/a
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement

On December 2, 2013, Twin Cities Power Holdings, LLC (the “Company”) entered into an Unconditional Corporate Guaranty with New York Independent System Operator, Inc. (“NYISO”). Pursuant to the Unconditional Corporate Guaranty, the Company has agreed, among other things, to unconditionally and irrevocably guarantee the prompt and complete payment of all amounts currently or in the future owed to NYISO by the Company’s wholly-owned subsidiary, Twin Cities Power, LLC (the “Subsidiary”), in connection with the Subsidiary’s participation in the markets administered by NYISO.

The foregoing description is qualified in its entirety by reference to the full text of the Unconditional Corporate Guaranty which is attached to this Current Report on Form 8-K as Exhibit 10.1 and is incorporated herein by reference.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

The information set forth under Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits

10.1	Unconditional Corporate Guaranty of Twin Cities Power Holdings, LLC in favor of New York Independent System Operator, Inc. dated December 2, 2013.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 10, 2013	By	/s/ Wiley H. Sharp III
Wiley H. Sharp III
	Its	Vice President – Finance and Chief Financial Officer

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Exhibit 10.1

UNCONDITIONAL CORPORATE GUARANTY

THIS GUARANTY AGREEMENT, dated December 2, 2013, (“Guaranty”) is made by Twin Cities Power Holdings, LLC, a Minnesota limited liability company (“Guarantor”) on behalf of Twin Cities Power, LLC, a Minnesota limited liability company (“Customer”), and in favor of the New York Independent System Operator, Inc. (“NYISO”), a New York not-for profit corporation. Capitalized terms used and not otherwise defined herein shall have the meaning ascribed to those terms in the NYISO Open Access Transmission Tariff (“OATT”) and Market Administration and Control Area Services Tariff (“Services Tariff”), as context requires.

WHEREAS, Customer seeks to participate in the markets administered by the NYISO and to schedule transmission service and purchase other services in the New York Control Area; and

WHEREAS, the NYISO tariffs require Customer to provide credit support to the extent of Customer's expected financial obligations to the NYISO;

WHEREAS, one form of acceptable credit support under the NYISO tariffs IS an affiliate guaranty;

WHEREAS, Guarantor owns 100% of Customer; and

WHEREAS, Customer's participation in the NYISO markets will directly or indirectly benefit

Guarantor.

NOW, THEREFORE, in consideration of the foregoing and the benefits to Guarantor arising from its relationship with the Customer, Guarantor hereby agrees and covenants as follows:

1.       Guaranteed Amounts. Guarantor unconditionally and irrevocably guarantees the prompt and complete payment of all amounts that Customer now or hereafter owes pursuant to the OATT, Services Tariff, and any agreements, whether now existing or hereafter arising, between Customer and NYISO, as those tariffs and agreements may be amended from time to time (collectively referred to as “the Agreements”).

2.       Term of Guaranty. This Guaranty shall continue in full force and effect until the Agreements are terminated and all amounts owed by the Customer pursuant to the Agreements are paid in full, including any amounts owed as a result of true-ups or other corrections to settlements of obligations owed or incurred while the Agreements and this Guaranty are in effect. This Guaranty may be enforced by NYISO from time to time and as often as occasion for such enforcement may arise. This Guaranty shall survive and continue to bind Guarantor following any merger, reorganization, consolidation, or other change in Customer's or Guarantor's structure or business affairs.

3.       Termination of Guaranty. Guarantor may terminate this Guaranty upon sixty (60) days written notice to NYISO; provided, however, that Guarantor's liability hereunder shall survive such termination and remain in full force and effect as to obligations owed or incurred by Customer during the term of this Guaranty.

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4.       Guaranty of Payment. This is a guaranty of payment and not of collection. If Customer fails to make any payment when due in strict accordance with the Agreements, Guarantor, upon demand, without any notice other than such demand, and without any further action by NYISO, shall make such payment not later than the next business day.

5.       Obligations Unconditional. This Guaranty is a primary, absolute, unconditional, and continuing guaranty of the full and punctual payment by Customer of its obligations under the Agreements. This Guaranty is not conditioned upon NYISO first attempting to collect payment, resorting to any other means of security or collateral, or pursuing any other remedies it may have. The obligations of Guarantor hereunder are independent of the obligations of Customer, and NYISO may bring an action against Guarantor without bringing an action against the Customer. NYISO may from time to time, without notice or demand, and without affecting Guarantor's liability hereunder: (i) renew, extend, or otherwise change the terms of the Agreements and (ii) take and hold other security for this Guaranty or the Agreements and exchange, waive, release, or apply such security as the NYISO deems appropriate in its sole discretion. Guarantor's liability under this Guaranty is not conditioned upon the validity or enforceability of the Agreements.

6.       Expenses. Guarantor shall pay on demand all reasonable costs incurred by NYISO in the enforcement of this Guaranty, including attorney fees and expenses.

7.       NYISO Remedies; No Set-Off. The rights and remedies of NYISO under this Guaranty are cumulative and concurrent and shall not be exclusive of any other rights or remedies that NYISO may have against Customer or Guarantor. No set-off, counterclaim, or defense of any kind that Guarantor may have against Customer or any other guarantor shall diminish or impair the rights and remedies of NYISO and the obligations of Guarantor hereunder.

8.       Bankruptcy. In the event that, pursuant to any insolvency, bankruptcy, reorganization, receivership, or other debtor relief law or any judgment, order, or decision thereunder, NYISO must rescind or surrender any payment received by NYISO, any prior release or discharge from the terms of this Guaranty shall be nullified and this Guaranty shall remain in full force and effect. Guarantor shall not prove any claim in competition with NYISO or its affiliates regarding any payment under the Agreements in bankruptcy or insolvency proceedings of any nature.

9.       Subordination. All indebtedness of Customer to Guarantor is subordinated to indebtedness of Customer to NYISO, in each case whether now existing or hereafter arising. So long as there is no default under the Agreements, however, Guarantor may continue to receive and retain payments on the subordinated indebtedness.

10.       Subrogation. Guarantor irrevocably waives any right of subrogation to any of the rights, claims, security interests, or liens of NYISO against the Customer under the Agreements or in any collateral or other security, and Guarantor shall have no right of recourse, reimbursement, contribution, indemnification, or similar right against Customer or any other guarantor of Customer's payments under the Agreements until all amounts owed by the Customer pursuant to the Agreements have been paid in full, including any amounts owed as a result of true-ups or other corrections to settlements of obligations incurred while this Guaranty is in effect.

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11.       Financial Reporting. Guarantor shall be required to comply with the reporting requirements established in Attachment W of the OATT and Attachment K of the Services Tariff for customers seeking unsecured credit.

12.       Representations and Warranties. Guarantor represents and warrants to NYISO that:

a.       Guarantor is duly organized, validly existing, and in good standing under the laws of Minnesota. Guarantor has the legal power to execute and deliver this Guaranty and to perform in accordance with its terms. All necessary actions have been taken to authorize the execution and delivery of this Guaranty and performance in accordance with its terms. This Guaranty is a legal, valid, and binding obligation of Guarantor.

b.       There is no action or proceeding pending or, to Guarantor's knowledge, threatened before any court, arbitrator, or governmental agency that may materially adversely affect Guarantor's ability to perform its obligations under this Guaranty.

c.       The financial statements and all other written statements provided by Guarantor to NYISO in connection with this Guaranty and the Agreements are true and accurate in all material respects and do not omit any material fact that, without such fact, would make any part of those statements or this Guaranty misleading. There is no fact that Guarantor has not disclosed in writing to NYISO of which Guarantor is aware or which Guarantor can reasonably foresee that would materially adversely affect Guarantor or the ability of Guarantor to perform its obligations hereunder.

13.       Assignment. NYISO may assign its rights under this Guaranty without in any way diminishing Guarantor's liability hereunder.

14.       Adequacy of Consideration. Guarantor acknowledges that the consideration it has received on account of this Guaranty constitutes adequate consideration for its obligations hereunder. Guarantor acknowledges that NYISO will rely on this Guaranty in allowing Customer to undertake obligations under the Agreements. Guarantor waives any defense to the enforcement of this Guaranty based upon lack of consideration.

15.       Communications.

a.       Demands, notices, and other communications given to Guarantor shall be deemed effective when received, shall be in writing, and shall be delivered by hand with receipt of delivery or registered mail to the following address:

Twin Cities Power Holdings, LLC

16233 Kenyon Ave

Suite 210

Lakeville, MN 55044

b.	Notices and other communications given to NYISO shall be deemed effective when received, shall be in writing, and shall be delivered by hand with receipt of delivery or registered mail to the following address:

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New York Independent System Operator, Inc.

10 Krey Boulevard

Rensselaer, New York 12144-9681

Attn: Corporate Credit Manager

Fax: (518) 356-8819

16.       Amendment and Waiver. The terms and provisions of this Guaranty may not be amended or waived without the prior written consent of NYISO and Guarantor.

17.       Entire Agreement. This Guaranty embodies the entire agreement between Guarantor and NYISO with respect to the matters set forth herein and supersedes all prior such agreements.

18.       Severability. Should any provision of this Guaranty be determined by a court of competent jurisdiction to be unenforceable, all of the other provisions shall remain effective.

19.       Choice of Law; Jurisdiction: Venue; and Service of Process. This Guaranty shall be governed by the laws of the State of New York without regard to conflicts of laws principles. Guarantor irrevocably submits to the jurisdiction of any New York court or any United States court sitting in New York over any action or proceeding arising out of or relating to this Guaranty of the Agreement and irrevocably agrees that all claims in such action or proceeding may be heard and determined by such court. Guarantor agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or 'in any other manner provided by law. Guarantor waives any objection to venue on the basis of forum non conveniens. Guarantor irrevocably consents to the service of process in any action or proceeding by the mailing of copies of such process to Guarantor at its address set forth herein. Guarantor agrees that any action or proceeding brought against NYISO shall be brought only in a New York court or a United States court sitting in New York. Nothing herein shall affect the right of NYISO to bring any action or proceeding against Guarantor or its property in the courts of any other jurisdictions.

20.       Waiver of Jury Trial. GUARANTOR IRREVOCABLY, VOLUNTARILY, AND WITH ADVICE OF COUNSEL WAIVES ANY RIGHTS IT MAY HAVE TO A TRIAL BY JURY IN ANY ACTION ARISING IN CONNECTION WITH THIS GUARANTY OR THE AGREEMENTS.

IN WITNESS WHEREOF, the undersigned Guarantor has executed this Guaranty as of this 30th day of November, 2013.

TWIN CITIES POWER HOLDINGS, LLC

By: /s/ Timothy Krieger

Name: Timothy Krieger

Title: CEO

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